================================================================================


                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                              --------------------

                                   SCHEDULE TO

                               (AMENDMENT NO. 25)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                           WILLAMETTE INDUSTRIES, INC.
                       (Name of Subject Company (Issuer))

                             COMPANY HOLDINGS, INC.
                              WEYERHAEUSER COMPANY
                      (Names of Filing Persons -- Offerors)

                     COMMON STOCK, PAR VALUE $0.50 PER SHARE
                         (Title of Class of Securities)

                                    969133107
                      (CUSIP Number of Class of Securities)

                              ROBERT A. DOWDY, ESQ.
                              WEYERHAEUSER COMPANY
                          FEDERAL WAY, WASHINGTON 98063
                            TELEPHONE: (253) 924-2345

       (Name, Address and Telephone Number of Person Authorized to Receive
             Notices and Communications on Behalf of Filing Persons)

                                    Copy to:

                               RICHARD HALL, ESQ.
                             CRAVATH, SWAINE & MOORE
                                825 EIGHTH AVENUE
                            NEW YORK, NEW YORK 10019
                            TELEPHONE: (212) 474-1000


================================================================================

                                   SCHEDULE TO

          This Statement amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on November 29, 2000 (as previously amended, the "Schedule TO"), relating to the offer by Company Holdings, Inc., a Washington corporation (the "Purchaser") and a wholly owned subsidiary of Weyerhaeuser Company, a Washington corporation ("Weyerhaeuser" or "Parent"), to purchase (1) all outstanding shares ("Shares") of common stock, par value $0.50 per share, of Willamette Industries, Inc., an Oregon corporation ("Willamette" or the "Company"), and (2) unless and until validly redeemed by the Board of Directors of the Company, the related rights to purchase shares of Series B Junior Participating Preferred Stock, $0.50 par value per share, of the Company (the "Rights") issued pursuant to the Rights Agreement, dated as of February 25, 2000 by and between the Company and ChaseMellon Shareholder Services L.L.C., as Rights Agent, at a price of $48.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase"), dated November 29, 2000, and in the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer"). Unless the context otherwise requires, all references to the Shares shall be deemed to include the associated Rights, and all references to the Rights shall be deemed to include the benefits that may inure to holders of Rights pursuant to the Rights Agreement.

          Capitalized terms used herein and not defined herein have the respective meanings assigned such terms in the Offer to Purchase and the Schedule TO.

ITEM 11. ADDITIONAL INFORMATION.

          On March 27, 2001, Weyerhaeuser sent a letter to shareholders of Willamette regarding the election of directors at Willamette's 2001 annual meeting of shareholders. The text of a press release issued by Weyerhaeuser on March 27, 2001, is filed herewith as Exhibit (a)(5)(U).

ITEM 12. EXHIBITS.

(a)(5)(U) Press release issued by Weyerhaeuser Company, dated March 27, 2001.

                                   SIGNATURES

          After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.


                                   COMPANY HOLDINGS, INC.,

                                       by

                                           /s/ STEVEN R. ROGEL
                                           ---------------------------------
                                           Name:  Steven R. Rogel
                                           Title: President



                                   WEYERHAEUSER COMPANY,

                                       by

                                           /s/ STEVEN R. ROGEL
                                           ---------------------------------
                                           Name:  Steven R. Rogel
                                           Title: President and Chief
                                                  Executive Officer



           Dated: March 27, 2001

                                  EXHIBIT INDEX

Exhibit No.     Description
-----------     -----------

(a)(5)(U) Press release issued by Weyerhaeuser Company, dated March 27, 2001.

                                                               Exhibit (a)(5)(U)

                                                     [Weyerhaeuser Company logo]


NEWS RELEASE

For Immediate Release

     WEYERHAEUSER SENDS LETTER TO WILLAMETTE SHAREHOLDERS

FEDERAL WAY, Wash., March 27, 2001 - Weyerhaeuser Company (NYSE: WY) today announced that it sent the following letter to shareholders of Willamette Industries, Inc. (NYSE: WLL):

March 26, 2001


Dear Willamette Shareholder:


     As you know, Weyerhaeuser, one of the world's leading forest products companies, has commenced a tender offer to acquire all of the outstanding shares of Willamette Industries for $48.00 per share in cash. Despite Weyerhaeuser's numerous attempts to negotiate a mutually beneficial transaction, the Willamette board of directors continues to refuse to sit down with us. After considerable delay, the Willamette board has scheduled the company's annual meeting of shareholders for June 7, 2001. Your voice in governing the company can now be heard. WE BELIEVE THAT IN ORDER TO PROTECT THE VALUE OF YOUR INVESTMENT IN WILLAMETTE, YOU SHOULD SIGN, DATE AND RETURN THE ENCLOSED GOLD PROXY CARD TO VOTE FOR THE ELECTION OF THE WEYERHAEUSER NOMINEES TODAY.

                           IT ALL COMES DOWN TO VALUE

     The Weyerhaeuser offer will provide you with a substantial premium for your shares. Based on Willamette's closing share price on Friday, November 10, 2000, the last trading day prior to Weyerhaeuser's announcement of our proposal, the Weyerhaeuser offer represents a premium of approximately 38 percent. It is also a substantial premium of approximately 60 percent to Willamette's average share price for the 60 days prior to the announcement.

     We believe our offer provides greater value than Willamette can generate as a stand-alone company. Contrary to Willamette's selective analysis of purportedly comparable transactions, our premium is considerably higher than an average of prior transactions in the forest products industry. In fact:

     o our 38 percent premium exceeds the average premium for the 64 paper industry company transactions that have occurred since 1990(1); and

     o since we announced our offer, the S&P paper and forest products index (as opposed to Willamette's self-selected "relevant composite of forest products company stocks") increased by only 4.1 percent(2) and in the last 10 trading days has declined by 12.6 percent.(3)

     Notwithstanding that our $48 per share all cash offer would provide you with a significant and immediate premium, your board and management have not disclosed any strategic initiatives that we believe could reasonably be expected to provide you with greater or even comparable value.

----------------
     (1)  Source: Salomon Smith Barney Financial Strategy Group.
     (2)  From November 10, 2000 through March 23, 2001.
     (3)  From March 9, 2001 through March 23, 2001.







                                     -more-

     According to its amended preliminary proxy statement, Willamette "believe[s its] strategic plan will continue to deliver greater value than the Weyerhaeuser offer."(4) HOWEVER, WILLAMETTE'S TOTAL SHAREHOLDER RETURN FOR THE LAST FOUR YEARS, ASSUMING THE REINVESTMENT OF DIVIDENDS, HAS AVERAGED ONLY 1.9 PERCENT ON AN ANNUALIZED BASIS(5) -- FAR BELOW THE SIGNIFICANT PREMIUM OUR OFFER WOULD DELIVER TO YOU NOW.

     We believe our all cash offer is even more attractive given today's uncertain marketplace. Industry conditions are weakening. Willamette's chairman, William Swindells, has acknowledged the "significant challenges of [the] current environment, including economic slowdown, rising energy costs and weakening industry conditions."(6)

     We have made it clear and repeat here again that if Willamette can demonstrate additional value, Weyerhaeuser stands ready to negotiate.


                            THE WEYERHAEUSER NOMINEES
                      WILL WORK TO MAXIMIZE YOUR INVESTMENT

     The Weyerhaeuser nominees are experienced business people and none of them is employed by Weyerhaeuser. If elected, the nominees will receive from Willamette the same compensation as all other Willamette directors. Each of these nominees will have a fiduciary duty to act in the best interests of Willamette and its shareholders and will seek to maximize the value of your investment in Willamette. The nominees believe that you - the owners of Willamette - are entitled to determine the future of your investment.


     We urge you to ignore Willamette's rhetoric and focus on what we believe this election is really about:


     o electing directors who believe their duty is to MAXIMIZE THE VALUE OF YOUR WILLAMETTE SHARES;

     o electing directors who will best PROTECT THE VALUE OF YOUR INVESTMENT IN WILLAMETTE; and

     o electing directors who believe that YOU--THE OWNERS OF WILLAMETTE--are entitled to decide whether or not to accept the Weyerhaeuser offer.

     We believe that the election of our director nominees is critical to the completion of a transaction with Weyerhaeuser. ASK YOURSELF: "HOW MUCH WILL MY INVESTMENT IN WILLAMETTE BE WORTH ABSENT THE WEYERHAEUSER OFFER?"



------------------
(4) Willamette Industries, Inc., Amendment No. 1 to Preliminary Proxy Statement, filed March 23, 2001, p.2.
(5) Source: Bloomberg News. Implied compound annual return calculation based on a simple total shareholder return of 7.5 percent, as provided by Bloomberg News, for the period between January 1, 1997 and November 10, 2000, the last trading date before the announcement of the Weyerhaeuser proposal.
(6) William Swindells, Chairman, and Duane C. McDougall, President and CEO, Willamette Industries, Inc. letter to Willamette shareholders, dated February 22, 2001.




                                     -more-

                          SEND A MESSAGE TO WILLAMETTE


     WE BELIEVE THAT YOU DESERVE A BOARD OF DIRECTORS THAT IS RESPONSIBLE TO YOU AND WILL ACT IN YOUR BEST INTERESTS. WE ARE SEEKING YOUR SUPPORT FOR THE ELECTION OF OUR THREE NOMINEES TO WILLAMETTE'S BOARD AT THE WILLAMETTE ANNUAL MEETING. PLEASE SIGN, DATE AND RETURN THE ENCLOSED GOLD PROXY CARD VOTING FOR THE ELECTION OF THE WEYERHAEUSER NOMINEES.

     If you have any questions or require any assistance in executing or delivering your proxy, please call our proxy solicitor, Innisfree M&A Incorporated, at 1-877-750-5838.

Very truly yours,

/s/ STEVEN R. ROGEL

Steven R. Rogel
Chairman, President and Chief Executive Officer


Whether or not you plan to attend the 2001 Annual Meeting, we urge you to vote FOR the election of the Weyerhaeuser nominees by signing, dating and returning the enclosed GOLD proxy card in the postage-paid envelope TODAY.

Remember, if you hold your Willamette shares with a brokerage firm or bank, only they can exercise voting rights with respect to your shares and only upon receipt of your specific instructions. Accordingly, it is critical that you promptly contact the person responsible for your account and give instructions to vote the GOLD proxy card FOR the election of the Weyerhaeuser nominees.

If you are a participant in the Willamette Industries Stock Purchase Plan, only the Plan Trustee, Wells Fargo Bank, N.A., can vote your shares. You may direct the Plan Trustee how to vote your shares by signing, dating and returning the GOLD instruction form provided by the Plan Trustee. REMEMBER, YOUR INSTRUCTIONS TO THE PLAN TRUSTEE ARE COMPLETELY CONFIDENTIAL.

If you have any questions or require any assistance in executing or delivering your proxy or voting instructions, please call our proxy solicitor, Innisfree M&A Incorporated, at 1-877-750-5838.



                                     -more-

IMPORTANT INFORMATION


Company Holdings, Inc. ("CHI"), a wholly owned subsidiary of Weyerhaeuser Company, has commenced a tender offer for all the outstanding shares of common stock of Willamette Industries, Inc. at $48.00 per share, net to the seller in cash, without interest. The offer currently is scheduled to expire at 12:00 midnight, New York City time, on Friday, May 18, 2001. CHI may extend the offer. If the offer is extended, CHI will notify the depositary for the offer and issue a press release announcing the extension on or before 9:00 a.m. New York City time on the first business day following the date the offer was scheduled to expire.

Weyerhaeuser Company, one of the world's largest integrated forest products companies, was incorporated in 1900. In 2000, sales were $16 billion. It has offices or operations in 17 countries, with customers worldwide. Weyerhaeuser is principally engaged in the growing and harvesting of timber; the manufacture, distribution and sale of forest products; and real estate construction, development and related activities. Additional information about Weyerhaeuser's businesses, products and practices is available at www.weyerhaeuser.com.

Today's news release, along with other news about Weyerhaeuser, is available on the Internet at www.weyerhaeuser.com.

Weyerhaeuser contacts:


         ANALYSTS                                            MEDIA
         Kathryn McAuley     Joele Frank / Jeremy Zweig      Bruce Amundson
         Weyerhaeuser        Joele Frank, Wilkinson          Weyerhaeuser
         (253) 924-2058      Brimmer Katcher                 (253) 924-3047
                             (212) 355-4449